June 14, 2011

Marc Thomas
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:         Waterstone Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 15, 2011
File No. 000-51507

Dear Mr. Thomas:

I have received your comment letter dated June 6, 2011 requiring our response on or before June 20, 2011.  In order to more thoroughly address all comments noted in your inquiry, I request that your response deadline be extended to July 1, 2011.

Sincerely,
Richard C. Larson
Chief Financial Officer